Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Names Ran Vered to Become its New CFO

TEL AVIV, Israel – June 20, 2016 –RADCOM Ltd (NASDAQ: RDCM), today announced that It has appointed Ran Vered, previously Head of Finance of Amdocs’ $500 million EMEA Division, to serve as its new CFO, effective immediately. Ran comes to RADCOM with over ten years experience working in the telecommunications industry with top-tier telecom operators, bringing expertise in the financial management of global organizations and a successful track record of leading transformational change focused on growth. In addition, Ran was co-founder and CFO of an investment fund, an activity which gave him a deep understanding of the investment community.

“I am excited to bring Ran to RADCOM with full confidence in his ability to lead the many processes that we will be undertaking as we crank up our business to the next level,” commented  Yaron Ravkaie, RADCOM’s CEO. “I have great respect for Ran’s capabilities – especially for the knowledge, judgement and creativity with which he manages the financial interface between technology providers and top-tier customers. These skills will be indispensable to RADCOM’s success, as we move forward. With Ran joining our management team, RADCOM is now positioned with the strong, experienced leadership we need to carry out our strategies for scaling up our business.”

"I can’t imagine a more exciting time to join RADCOM, a company with an exciting first-mover product on the cusp of a major growth trajectory,” commented Ran Vered. “I’m delighted to be joining such an excellent team and am fully-focused on growing the business to achieve its potential.”

Ran Vered joins RADCOM after working as the Head of Finance for Amdocs’ EMEA Division from 2011-2016. Before 2011, Ran held various financial roles at Amdocs, was co-founder and CFO of an investment fund and served as an auditor for KPMG. Ran holds an MBA in Finance from Tel Aviv University and a BB in Business Administration and Accounting from the College of Management, and is certified in Israel as a CPA.

RADCOM’s outgoing Chief Financial Officer, Uri Birenberg, will remain at the company during the next few months to help ensure a smooth transition.

“I would like to thank Uri for his many contributions to the Company during its transformation over the last few years and wish him every success in the future,” said Yaron Ravkaie, RADCOM’s CEO.

For all investor enquiries, please contact:

Ran Vered
CFO
+972-77-774-5011
ranv@radcom.com

For all media enquiries, please contact:

Mark Rolston
Marketing Manager
+972-77-774-5036
markr@radcom.com

About RADCOM
RADCOM (NASDAQ: RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs). RADCOM’s software - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs’ subscribers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others. MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit www.radcom.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on RADCOM’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of RADCOM could differ materially from those described in or implied by the statements in this press release. Except as otherwise required by law, RADCOM disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.